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05043791

SECURITIES AND EXCHANGE COMMISSION
Washington

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SEC MAIL PROCESSING SECTION RECEIVED JUL 28 2005 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/04 AND ENDING 05/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation, ~~Inc.~~

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

911 Panorama Trail
(Address)

Rochester	**New York**	**14625**
(City)	(State)	(zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Morphy **585-383-3406**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- × Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

8/9/05

OATH OR AFFIRMATION

I, John Morphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Paychex Security Corporation, Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public KATHLEEN L COONS
NOTARY PUBLIC, State of New York
Monroe County
My Commission Expires August 31, 19 2009

This report ** contains (check all applicable boxes):

- × (a) Facing Page.
- × (b) Statement of Financial Condition.
- × (c) Statement of Income (Loss).
- × (d) Statement of Cash Flows.
- × (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- × (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- × (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule

Paychex Securities Corporation
Year Ended May 31, 2005
With Report of Independent Auditors

Paychex Securities Corporation

Financial Statements and Supplemental Schedule

Year Ended May 31, 2005

Contents

0412-0601277



Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 8, 2005

Paychex Securities Corporation

Balance Sheet
(In Thousands, Except Share Amounts)

May 31, 2005

Assets		
Cash	$	23,484
Service fee receivable		3,165
Investments – long-term		2
Total assets	$	26,651
Liabilities and stockholder's equity		
Accrued income taxes payable to parent company	$	7,362
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares outstanding at May 31, 2005		120
Retained earnings		19,169
Total stockholder's equity		19,289
Total liabilities and stockholder's equity	$	26,651

See accompanying notes.

Paychex Securities Corporation

Statement of Income

(In Thousands)

Year Ended May 31, 2005

Revenues		
Service fee revenue	$	20,710
Investment revenue		89
Total revenues		20,799
Income tax expense allocated from parent company		7,362
Net income	$	13,437

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity
(In Thousands, Except Share Amounts)

	Common Stock		Retained	
	Shares	**Amount**	**Earnings**	**Total**
Balance at June 01, 2004	10	$ 120	$ 13,732	$ 13,852
Net income	–	–	13,437	13,437
Dividends to parent company	–	–	(8,000)	(8,000)
Balance at May 31, 2005	10	$ 120	$ 19,169	$ 19,289

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows
(In Thousands)

Year Ended May 31, 2005

Operating activities		
Net income	$	13,437
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in service fee receivable		(797)
Increase in accrued income taxes		1,532
Net cash provided by operating activities		14,172
Financing activities		
Dividends paid to parent company		(8,000)
Increase in cash and cash equivalents		6,172
Cash and cash equivalents at beginning of fiscal year		17,312
Cash and cash equivalents at end of fiscal year	$	23,484
Supplemental information		
Income taxes paid by Paychex, Inc. on behalf of Paychex Securities Corporation	$	5,830

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2005

1. Organization

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company, except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2005.

2. Significant Accounting Policies

Customer Security Transactions

Customer security transactions are recorded on a trade date basis. There is no commission income recorded on these transactions.

Income Taxes

The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue Recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Concentrations

All of the Company's deposited cash is maintained at a large, credit-worthy financial institution. The deposits exceed the amount of any available insurance. Management regularly reviews the cash balance and believes that there is no risk of loss in the foreseeable future.

The Company currently transacts business with six different money managers. Three of these entities each individually account for over 10% of revenue in the current period. This customer risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these customers no longer transact with the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined, equal to $491,000. At May 31, 2005, the Company had net capital of $16,122,000, which was $15,631,000 in excess of its required capital. Subsequent to year end, the Company issued a $3,000,000 dividend to its Parent.

4. Income Taxes

Current income tax expense allocated from the parent company consists of the following for the year ended May 31, 2005 (in thousands):

Federal	$	7,235
State		127
Total income tax expense	$	7,362

4. Income Taxes (continued)

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the statement of income for fiscal year ended May 31, 2005.

Federal statutory rate	35.0 %
Increase resulting from:	
State income taxes, net of federal benefit	.4
Effective tax rate	35.4 %

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc., for state purposes. In accordance with Statement of Accounting Standards No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.

Supplemental Schedule

Paychex Securities Corporation

Schedule 1 – Net Capital Calculation
(In Thousands)

May 31, 2005

Net capital		
Total consolidated stockholder's equity	$	19,289
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		19,289
Nonallowable assets:		
Unsecured receivable		3,165
Long-term investments		2
		3,167
Net capital	$	16,122
Aggregate indebtedness		
Accrued income taxes	$	7,362
Total aggregate indebtedness	$	7,362
Computation of basic net capital requirement		
Minimum net capital required	$	491
Excess net capital	$	15,631
Excess net capital at 1000%	$	15,386
Ratio: Aggregate indebtedness to net capital		46%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2005 Part IIA FOCUS filing.